Drago Daic

14405 Walters Rd., Suite 800
Tel: 281-444-7171

Houston, TX 77014
Fax: 281-444-4727

June 24, 2009

Richard S. Pattin, President
Calypso Wireless, Inc.
21 Waterway Ave., Suite 300
The Woodlands, Texas 77380

Re: Amended and Restated Settlement Agreement dated April 3, 2009

Dear Mr. Pattin:

As you know, the Amended and Restated Settlement Agreement executed by all parties on April 3, 2009, provides that Calypso is required to deliver a certificate representing 13,400,000 shares (constituting the Remaining Shares and the Additional Shares) to Daic and Williamson P.C. within fifteen (15) days of April 3, 2009. (*See* Paragraph 7). It is now June 24, 2009, and we have not received the requisite share certificates. Therefore, Calypso is in default of the Amended and Restated Settlement Agreement and Daic has the immediate right to collect upon the Daic Judgment.

If this matter is not resolved to my satisfaction within fifteen (15) days, I will immediately seek execution of the judgment.

Sincerely,

Drago Daic